Exhibit 99.3

For Immediate Release	December 17, 2019

VALENS GROWORKS CORP. REBRANDS TO ‘THE VALENS COMPANY’ DEMONSTRATING LEADERSHIP IN BOTH EXTRACTION AND COMMERCIALIZING INNOVATIVE, CANNABINOID-BASED PRODUCTS

•	Rebrand provides strategic clarity on Company’s position as a global leader in the end-to-end development and manufacturing of cannabinoid-based products

•	Solidifies the Company’s evolution in expertise, from extraction to innovative, next generation products focused on delivering customized user experiences

•	Signals commitment to enter high-value international markets in 2020

•	Entered into a multi-year manufacturing agreement and secured cGMP certified licensed space to satisfy strong near-term demand and pursue numerous opportunities for international product sales

Kelowna, B.C., December 17, 2019 – Valens GroWorks Corp. (TSXV: VGW) (OTCQX: VGWCF) (the “Company” “Valens” or “The Valens Company”), a vertically integrated provider of industry leading extraction products and services; including a diverse suite of extraction methodologies, next generation cannabinoid delivery formats and an ISO 17025 accredited analytical lab, announced today that it is rebranding to ‘The Valens Company,’ and effective at market open on December 19, 2019, will trade on the TSXV under the ticker VLNS. The rebrand solidifies the Company’s focus on the development and manufacturing of innovative cannabis products and marks its commitment to enter high-value international markets in 2020.

“The introduction of our new parent company brand, The Valens Company, on the eve of Cannabis 2.0, is a reflection of our growth and transformation over the past few years,” said Tyler Robson, CEO. “Valens is best known as a leader in extraction, but we are much more than that. After years of research, product development, technology acquisitions and more, we are thrilled to introduce the next phase of growth for our company. This phase will solidify our position as an international leader in the end-to-end development and manufacturing of cannabinoid-based products. As we look ahead to 2020, we are energized by the tremendous opportunities in the market and excited to go into the new year as The Valens Company.”

Strategic Clarity on Company’s Position as Global Leader in End-to-End Development of Cannabis and Hemp- based Products

The Company is also refining its branding to better reflect its position as a global leader in cannabis product development and manufacturing. While Valens’ iconic logo will remain unchanged, effective at the start of trading on December 19, 2019, the Company’s stock ticker will be “VLNS” on the TSXV (with its ticker changing on the OTCQX once final regulatory approvals are received). Valens also expects to formally change its name in due course.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

Evolution in Expertise: From Extraction to Full Product Development

Having already established itself as the leader in extraction, the rebrand marks The Valens Company’s evolution to a cannabinoid-based product development and manufacturing company, strategically positioned to capitalize on both “Cannabis 2.0” in Canada as well as a wealth of international opportunities. Valens has been preparing heavily for the new wave of legalization by building a portfolio of innovative manufacturing and end-product technologies to help its customers offer customized user experiences and differentiate their products in the market. In a short period of time, Valens has become a one-stop shop for licensed producers as well as CPG and pharma companies in providing the broadest product and service offerings in the Canadian market.

The Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and expects to have more innovative products coming to the Canadian market in 2020.

A Leader in Safe, Reliable Oil Derivatives to Support 2.0 Rollout for Customers

As the industry develops domestically and internationally, Valens has prioritized acquiring and developing safe and differentiated technologies in order to facilitate high quality oil outputs for delivery methods such as vaping and ingestible products. In the case of beverages and edibles, for example, this includes the international rights to a leading emulsion technology, SōRSE, which the Company believes will transform the way consumers experience ingested cannabis. For vaping oils, Valens has proven to be an important ally to its clients in this highly monitored sector, utilizing its breadth of extraction and formulation techniques to create, cannabis-derived oils that not only meet the health standards required but allow customers to differentiate its offerings and experiences for their targeted consumers.

GMP Product Capabilities

Valens has entered into a multi-year manufacturing agreement with a Health Canada licensed party that provides the Company with additional licensed capacity to support its overwhelming demand for white label product development services. Under the terms of the agreement, an initial 5,000 square feet has been allocated to Valens operations with a total of up to 50,000 square feet being made available subject to the counterparty receiving the required Health Canada licence amendment. The licensed space is cGMP certified in Canada and provides a second channel for exportation of Valens GMP certified products early in 2020. The Company expects to utilize the space in a variety of ways as needed, including beverages, edibles, topicals and storage.

Commitment to Enter High-Value International Markets

With over 100 years of combined extraction experience and years of extraction equipment and product formulation advancements under its belt, The Valens Company has developed significant intellectual property and built a global reputation for high quality products that are in demand in legal markets around the world. Simultaneously, the Company has been building its domestic state-of-the-art facilities, including proprietary equipment and technologies, with the goal to effectively transplant similar operations to high-value international markets starting in 2020.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Valens Farms Joint Venture Terminated

In conjunction with Valens’ rebrand and strategic evolution away from cultivation, the Company has terminated its joint venture agreement with Kosha Projects Inc. (“Kosha”) to create the Valens Farms facility originally announced on April 11, 2018.

Subsequent to entering into the arms length joint venture agreement with Kosha, one of the partners joined the board of directors of the Company, creating a related party relationship. As a result, in connection with the termination of the joint venture, the Company engaged an independent advisor, to review certain costs incurred by Kosha, its subcontractors and Valens on the project. The objective of this review was to provide information to the Company for it to determine that the final settlement in the amount of $931,194 for the termination of the agreement included only those costs that were incurred on the project. Based on the independent review process followed, the board of directors (the Company’s director associated with Kosha abstaining), determined that the final settlement amount was reasonable.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development and manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/

For further information, please contact:

Jeff Fallows

The Valens Company
Telephone: +1.778.755.0052

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker
VGW@kcsa.com

212.896.1233 / 212.896.1203

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com
212.896.1265

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Notice regarding Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Corporation is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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